Exhibit 4.02

CALCULATION AGENCY AGREEMENT

CALCULATION AGENCY AGREEMENT, dated as of January 19, 2006 (this “Agreement”), between Lehman Brothers Holdings Inc. (the “Company”) and Lehman Brothers Inc., as Calculation Agent (the “Calculation Agent”).

WHEREAS, the Company proposes to issue and sell its FX Range Resetting Notes (the “Notes”) from time to time;

WHEREAS, the terms of the Notes are described in a pricing supplement, dated January 11, 2006 (in connection with the performance by the Calculation Agent of its services hereunder with respect to the Notes, the pricing supplement relating to the Notes is referred to herein as the “relevant Pricing Supplement”), to the prospectus supplement dated May 18, 2005 and the prospectus dated May 18, 2005;

WHEREAS, the Notes will be issued under an Indenture, dated as of September 1, 1987, between the Company and Citibank, N.A., as Trustee (the “Trustee”), as supplemented and amended by supplemental indentures dated as of November 25, 1987, November 27, 1990, September 13, 1991, October 4, 1993, October 1, 1995, and June 26, 1997, and incorporating Standard Multiple Series Indenture Provisions dated July 30, 1987, as amended November 16, 1987 (collectively, the “Indenture”); and

WHEREAS, the Company requests the Calculation Agent to perform certain services described herein in connection with the Notes;

NOW THEREFORE, the Company and the Calculation Agent agree as follows:

1.             Appointment of Agent.  The Company hereby appoints Lehman Brothers Inc. as Calculation Agent and Lehman Brothers Inc. hereby accepts such appointment as the Company’s agent for the purpose of performing the services hereinafter described upon the terms and subject to the conditions hereinafter mentioned.

2.             Calculations and Information Provided.  In response to a request made by the Trustee for a determination of any Interest Amount with respect to any series of the Notes, the Calculation Agent shall determine the Interest Amount (as set forth below) on the applicable Interest Payment Date (as defined below) in accordance with the terms of the Notes and this Agreement and notify the Trustee of its determination.  In addition, the Calculation Agent shall also be responsible for determining each o

f the following items for the Notes, to the extent applicable:

(a)           whether a Disruption Event (as defined below) has occurred;

(b)           whether a Price Source Unavailability Event (as defined below) has occurred; and

(c)           any other calculation, determination or adjustment specified as being made by the Calculation Agent in this Agreement, the relevant Pricing Supplement or the Notes.

3.             Calculations.  Any calculation or determination by the Calculation Agent pursuant hereto shall be made at the sole discretion of the Calculation Agent and shall (in the absence of manifest error) be final and binding.  Any calculation made by the Calculation Agent hereunder shall, at the Trustee’s request, be made available at the Corporate Trust Office. The procedures the Calculation Agent will use to determine the information described herein with respect to the Notes is set forth as follows:

(a) On the applicable Interest Payment Date, the Calculation Agent shall calculate the Interest Amount for the Notes. The Interest Amount is a single U.S. Dollar payment calculated by the Calculation Agent on each corresponding Interest Payment Date equal to the principal amount of the Notes multiplied by (subject to the occurrence of a Disruption Event):

(A) 2.7%, if the Reference Exchange Rate has traded strictly within the applicable Reference Range (or on either of the applicable Range Boundaries) on every day from and including the applicable Start Date at 10:00 p.m. EST, to but excluding the applicable End Date at 10:00 p.m. EST, of the applicable Reference Range period, as observed on the continuous trading EBS (Electronic Broking Service) Spot Dealing System; or

(B) 0%, if the Reference Exchange Rate trades outside the applicable Reference Range on any day from and including the applicable Start Date at 10:00 p.m. EST, to but excluding the applicable End Date at 10:00 p.m. EST, as observed on the continuous trading EBS Spot Dealing System.

(i)            The “Interest Payment Dates” are April 20, 2006, July 18, 2006, October 18, 2006 and January 19, 2007.

(ii)           Each “Reference Range”, which corresponds to a particular Reference Range period, is as follows:

Range Period	Start Date	End Date	Range Midpoint (RMi)	Range Lower Boundary	Range Upper Boundary
1	January 11, 2006	April 11, 2006	1.2113	1.1613	1.2613
2	April 11, 2006	July 11, 2006	RM2	RM2-0.05	RM2+0.05
3	July 11, 2006	October 11, 2006	RM3	RM3-0.05	RM3+0.05
4	October 11, 2006	January 11, 2007	RM4	RM4-0.05	RM4+0.05

If any Start Date or End Date is not a Valuation Business Day, such Start Date or End Date shall be the next succeeding Valuation Business Day.

(iii)          The “Range Midpoint” is the Reference Exchange Rate observed on the Valuation Date observed in accordance with the Settlement Rate Option (subject to the occurrence of a Price Source Unavailability Event).

(iv)          The “Valuation Date” for each Reference Range period, is the Start Date for such period.

(v)           A “Valuation Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close (including for dealings in foreign exchange in accordance with the practice of the foreign exchange market) in the city indicated in the Settlement Rate Option.

(vi)          The “Reference Exchange Rate” is the spot exchange rate for the Reference Currency quoted against the U.S. Dollar expressed as the number of U.S. Dollars per unit of the Reference Currency.

(vii)         The “Reference Currency” is the Euro (EUR).

(viii)        The “Settlement Rate Option” is the U.S. Dollar/Euro official fixing rate, expressed as the amount of U.S. Dollars per one Euro, for settlement in two Business Days reported by the Federal Reserve Bank of New York which appears on Reuters Screen 1FED to the right of the caption “EUR” at approximately 10.00 a.m., New York time, on the relevant Valuation Date.

(b) Upon the occurrence of a Disruption Event with respect to the Reference Currency on any day during the term of the Notes, the Calculation Agent shall determine the Interest Amount payable on each Interest Payment Date following the date on which the Disruption Event occurred in good faith and in a commercially reasonable manner.

(i)            A “Disruption Event” means any of the following events (other than a Price Source Unavailability Event), as determined in good faith by the Calculation Agent:

(A)          the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the conversion of the Reference Currency into USD through customary legal channels;

(B)           the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates; or

(C)           the occurrence and/or existence of any event (other than those set forth in (A) or (B) above or those constituting a Price Source Unavailability Event) with respect to the Reference

Currency that prevents or makes impossible (x) the Calculation Agent’s ability to calculate the Interest Amount, (y) the Company’s fulfillment of its obligations under the Notes, or (z) the ability of the Company or any of its affiliates through which it hedges its position under the Notes to hedge such position or to unwind all or a material portion of such hedge.

(c) Upon the occurrence of a Price Source Unavailability Event on any day in any Reference Range period or on the Valuation Date, as applicable, and in respect of any Price Source Unavailability Event other than with respect to the determination of any Range Midpoint, for so long as such Price Source Unavailability Event is continuing, the Reference Exchange Rate will be determined in accordance with the Fallback Rate Observation Methodology.

(i)            A “Price Source Unavailability Event” means, as determined in good faith by the Calculation Agent, the Reference Exchange Rate being unavailable, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Reference Exchange Rate, (a) for purposes of determining any related Range Midpoint, on the relevant Valuation Date, in accordance with the Settlement Rate Option, or (b) on any day in any Reference Range period other than for purposes of determining any Range Midpoint, on the EBS (Electronic Broking Service) Spot Dealing System.

(ii)           The “Fallback Rate Observation Methodology” means that, in respect of a Price Source Unavailability Event occurring on any day in any Reference Range period (other than for purposes of determining any Range Midpoint on the relevant Valuation Date), the Reference Exchange Rate will be determined on a daily basis in accordance with the Settlement Rate Option on that day.  If the Reference Exchange Rate is not available in accordance with the Settlement Rate Option on such day, or on the Valuation Date for the purposes of determining any Range Midpoint, the Reference Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the Valuation Business Day next succeeding that day for the purchase or sale for deposits in the Reference Currency by the Reference Banks.  If fewer than three Reference Banks provide spot quotations, then the Reference Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately 10:00 a.m., New York City time, on the relevant date from two Reference Banks (selected in the sole discretion of the Calculation Agent), for the purchase or sale for deposits in the Reference Currency.  If these spot quotations are available from only one Reference Bank, then the Calculation Agent, in its sole discretion, will determine which quotation is available and reasonable to be used.  If no spot quotation is available, then the Reference Exchange Rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

a.               The “Reference Banks” means the New York offices of three leading banks engaged in the interbank market selected in the sole discretion of the Calculation Agent.

(d) The Calculation Agent shall notify the Trustee of all such calculations, determinations and adjustments or if a Disruption Event or a Price Source Unavailability Event with respect to a series of Notes has occurred.

4.             Fees and Expenses.  The Calculation Agent shall be entitled to reasonable compensation for all services rendered by it as agreed to between the Calculation Agent and the Company.

5.             Terms and Conditions.  The Calculation Agent accepts its obligations herein set out upon the terms and conditions hereof, including the following, to all of which the Company agrees:

(a)           in acting under this Agreement, the Calculation Agent is acting solely as an independent expert and not as an agent of the Company and does not assume any obligation toward, or any relationship of agency or trust for or with, any of the holders of the Notes;

(b)           unless otherwise specifically provided herein, any order, certificate, notice, request, direction or other communication from the Company or the Trustee made or given under any provision of this Agreement shall be sufficient if signed by any person who the Calculation Agent reasonably believes to be a duly authorized officer or attorney-in-fact of the Company or the Trustee, as the case may be;

(c)           the Calculation Agent shall be obliged to perform only such duties as are set out specifically herein and any duties necessarily incidental thereto;

(d)           the Calculation Agent, whether acting for itself or in any other capacity, may become the owner or pledgee of Notes with the same rights as it would have had if it were not acting hereunder as Calculation Agent; and

(e)           the Calculation Agent shall incur no liability hereunder except for loss sustained by reason of its gross negligence or wilful misconduct.

6.             Resignation; Removal; Successor.  (a)  The Calculation Agent may at any time resign by giving written notice to the Company of such intention on its part, specifying the date on which its desired resignation shall become effective, subject to the appointment of a successor Calculation Agent and acceptance of such appointment by such successor Calculation Agent, as hereinafter provided.  The Calculation Agent hereunder may be removed at any time by the filing with it of an instrument in writing signed by or on behalf of the Company and specifying such removal and the date when it shall become effective.  Such resignation or removal shall take effect upon the appointment by the Company, as hereinafter provided, of a successor Calculation Agent and the acceptance of such appointment by such successor Calculation Agent.  In the event a successor Calculation Agent has not been appointed and has not accepted its duties within 90 days of the Calculation Agent’s notice of resignation, the Calculation Agent may apply to any court of competent jurisdiction for the designation of a successor Calculation Agent.

(b)           In case at any time the Calculation Agent shall resign, or shall be removed, or shall become incapable of acting, or shall be adjudged bankrupt or insolvent, or make an assignment for the benefit of its creditors or consent to the appointment of a receiver or custodian of all or any substantial part of its property, or shall admit in writing its inability to pay or meet its debts as they mature, or if a receiver or custodian of it or all or any substantial part of its property shall be appointed, or if any public officer shall have taken charge or control of the Calculation Agent or of its property or affairs, for the purpose of rehabilitation, conservation or liquidation, a successor Calculation Agent shall be appointed by the Company by an instrument in writing, filed with the successor Calculation Agent.  Upon the appointment as aforesaid of a successor Calculation Agent and acceptance by the latter of such appointment, the Calculation Agent so superseded shall cease to be Calculation Agent hereunder.

(c)           Any successor Calculation Agent appointed hereunder shall execute, acknowledge and deliver to its predecessor, to the Company and to the Trustee an instrument accepting such appointment hereunder and agreeing to be bound by the terms hereof, and thereupon such successor Calculation Agent, without any further act, deed or conveyance, shall become vested with all the authority, rights, powers, trusts, immunities, duties and obligations of such predecessor with like effect as if originally named as Calculation Agent hereunder, and such predecessor, upon payment of its charges and disbursements then unpaid, shall thereupon become obligated to transfer, deliver and pay over, and such successor Calculation Agent shall be entitled to receive, all moneys, securities and other property on deposit with or held by such predecessor, as Calculation Agent hereunder.

(d)           Any corporation into which the Calculation Agent hereunder may be merged or converted or any corporation with which the Calculation Agent may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Calculation Agent shall be a party, or any corporation to which the Calculation Agent shall sell or otherwise transfer all or substantially all of the assets and business of the Calculation Agent shall be the successor Calculation Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto.

7.             Certain Definitions.  Capitalized terms not otherwise defined herein are used herein as defined in the Notes or, if not defined in the Notes, as defined in the Indenture.

8.             Indemnification.  The Company will indemnify the Calculation Agent against any losses or liability which it may incur or sustain in connection with its appointment or the exercise of its powers and duties hereunder except such as may result from the gross negligence or wilful misconduct of the Calculation Agent or any of its agents or employees.  The Calculation Agent shall incur no liability and shall be indemnified and held harmless by the Company for or in respect of any action taken or suffered to be taken in good faith by the Calculation Agent in reliance upon written instructions from the Company.

9.             Notices.  Any notice required to be given hereunder shall be delivered in person, sent (unless otherwise specified in this Agreement) by letter, telex or facsimile transmission or communicated by telephone (confirmed in a writing dispatched within two Business Days), (a) in the case of the Company, to it at 745 Seventh Avenue, New York, New York 10019 (facsimile: (646) 758-3204) (telephone: (212) 526-7000), Attention: Treasurer, with a copy to 399 Park Avenue, New York, New York 10022 (facsimile: (212) 526-0357)

(telephone: (212) 526-7000), Attention: Corporate Secretary, (b) in the case of the Calculation Agent, to it at Lehman Brothers Inc., 745 Seventh Avenue, New York, NY 10019 (facsimile: (646) 758-3204) (telephone: (212) 526-7000), Attention: Treasurer and (c) in the case of the Trustee, to it at 111 Wall Street, 5th Floor, New York, New York 10043 (facsimile: (212) 657-3836) (telephone:  (212) 657-7805), Attention: Corporate Trust Department or, in any case, to any other address or number of which the party receiving notice shall have notified the party giving such notice in writing.  Any notice hereunder given by telex, facsimile or letter shall be deemed to be served when in the ordinary course of transmission or post, as the case may be, it would be received.

10.           GOVERNING LAW.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONTINUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

11.           Counterparts.  This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

12.           Benefit of Agreement.  This Agreement is solely for the benefit of the parties hereto and their successors and assigns, and no other person shall acquire or have any rights under or by virtue hereof.

IN WITNESS WHEREOF, this Agreement has been entered into as of the day and year first above written.

LEHMAN BROTHERS HOLDINGS INC.

By:
Name:
Title:

LEHMAN BROTHERS INC.,
as Calculation Agent

By:
Name:
Title: